U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      INTERNATIONAL COSMETICS MARKETING CO.
                      -------------------------------------
                 (Name of Small Business Issuer in its charter)



           FLORIDA                                       65-0598868
           -------                                       ----------
  (State of incorporation)                  (I.R.S. Employer Identification No.)




6501 N.W. Park of Commerce Boulevard, Suite 205, Boca Raton, Florida 33487
--------------------------------------------------------------------------
(Address of principal executive offices)

Issuer's Telephone Number:    (561) 999-8878
                              --------------

Securities to be registered pursuant to 12(b) of the Act:     None
                                                              ----

Securities to be registered pursuant to 12(g) of the Act:

                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)



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                                  Page of pages
                            Exhibit Index begin page

                                TABLE OF CONTENTS
                                                                                                             Page No.
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PART I

Item 1.  Description of Business..................................................................................1

Item 2.  Management's Discussion and Analysis or
                  Plan of Operation...............................................................................7

Item 3.  Description of Property..................................................................................8

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management...........................................................................8

Item 5.  Directors, Executive Officers, Promoters and Control Persons.............................................9

Item 6.  Executive Compensation..................................................................................14

Item 7.  Certain Relationships and Related Transactions..........................................................15

Item 8.  Description of Securities...............................................................................15

PART II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters....................................................18

Item 2.  Legal Proceedings.......................................................................................19

Item 3.  Changes in and Disagreements with Accountants...........................................................19

Item 4.  Recent Sales of Unregistered Securities.................................................................19

Item 5.  Indemnification of Directors and Officers...............................................................19

PART FS
         Table of Contents.......................................................................................XX
         Financial Statements....................................................................................F-1

PART III

Item 1.  Index to Exhibits.......................................................................................XX

         This discussion in this Registration Statement regarding International Cosmetics Marketing Co. and its business and operations contains "forward-looking statements." Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward- looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward looking statements. International Cosmetics Marketing Co. does not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by its management over time means that actual events are bearing out as estimated in such forward looking statements.

                                     PART I

ITEM 1.           Description of Business.

Our History

         We were incorporated in Florida on July 14, 1995 under the name CindyCo., Inc. for the purpose of providing non-legal services to organizational and start-up companies. Between October, 1998 and January 1999, we sold an aggregate of 18,800 shares of our Common Stock to certain accredited or otherwise sophisticated investors with whom we had pre-existing relationships and who had access to relevant information concerning the Company in a private placement exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") in reliance on Section 4(2) and Rule 506 of Regulation D of the Securities Act. We received gross proceeds of $470 in this transaction.

         Our prior management subsequently determined to narrow the scope of our stated business purposes to concentrate in the area of marketing. In August 1999, we changed our name to International Cosmetics Marketing Co., our original officers and directors resigned, and our current officers and directors were elected to their positions. Concurrently, we entered into an agreement with Beverly Sassoon International, Inc., Beverly Sassoon and Elan Sassoon which grant us various rights which are described below related to the manufacturing, marketing and distribution of products utilizing the "Beverly Sassoon" or "Elan Sassoon" names.

         We anticipate the cost of funding our proposed business plan could range between $1-$2 million dollars. Our Board of Directors has approved the issuance of convertible debentures in the principal amount not to exceed $2 million dollars which may be sold from time to time by the Company to raise start-up capital. To date, we have sold to one accredited investor an aggregate of $795,000 in the form of a convertible debenture in a private placement exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. See Part I., Item 8. Description of Securities. While no commitments have been received to provide the balance of the


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

funding, we believe that there are persons or entities that will provide the balance of any needed financing on terms offered by us.

         We have not been involved in any bankruptcy, receivership or similar proceeding. Except as set forth herein, we have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Our Business Plan

         We are a development stage company and our business is the development, marketing and distribution of a broad range of consumer products. To date, we have generated no revenues from operations. We will seek to develop and distribute a variety of products which have wide range of consumer appeal in areas from skin care and cosmetics to nutrition and human wellness products to apparel and other disposable goods. In order to build a database from which we might select products to market and distribute, we presently anticipate that we will solicit proposals from inventors who have substantially completed their product development but lack the expertise or capital to market or distribute it. We expect that we will utilize advertisements in trade and other publications, networking, referrals from persons with whom we may have pre-existing relationships and our Web site as methods of soliciting these proposals. We may also acquire existing businesses with complimentary operations as a method of expanding our business and operations.

         Our business plan focuses our efforts and resources on the marketing and distribution of our products. We will out source the manufacturing of these products to one or more contract manufacturers. We are presently in the early stages of implementing our business plan, including establishing various relationships with other companies to assist us in the implementation of our business plan.

         Under the terms of the Exclusive License Agreement with Beverly Sassoon International, LLC. which we entered into in August 1999, we received the exclusive rights to manufacture, market and distribute the line of skin care products and cosmetics which Beverly Sassoon International, LLC. had previously developed. These products, which include a complete line of skin care products including moisturizers, treatments and masks, will be marketed and distributed by us utilizing the name and likeness of Beverly Sassoon. We are in the preliminary stages of designing packaging and the development of a marketing campaign. As a result of the early stages of these discussions, we do not presently have a timetable for the introduction of these products to the market.

         Our distribution strategy will include direct selling and marketing utilizing independent sales representatives much like Avon Products, Inc., Amway and Mary Kay, Inc. Our business plan provides that these representatives, who will be independent contractors, will purchase our products directly from us and sell them directly to their customers. We will be responsible for the recruitment and training of the independent sales representatives. We anticipate that we will develop sales promotion and sales development activities which will be directed towards giving selling assistance to the independent sales representatives through aids such as brochures, product samples and


                                        2

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demonstration products. We will establish a Web site which will serve both as an additional marketing tool, and will provide a platform from which we will be able to provide various support services to our independent sales representatives. We also anticipate that we will seek to motivate our independent sales representatives through the use of special incentive programs that reward superior sales performance.

License Agreement

         In August 1999 we entered into an Exclusive License Agreement with Beverly Sassoon, Elan Sassoon and Beverly Sassoon International, LLC. which granted us the following rights:

         * We have an exclusive license to utilize Ms. Sassoon's name and likeness in connection with the manufacture, marketing, promotion and sale of certain of our products.

         *        Likewise, we have an exclusive license to utilize Mr.
                  Sassoon's name and likeness in connection with the manufacture, marketing, promotion and sale of our products.

         * We have an exclusive, worldwide license to manufacture, market and distribute certain skin care products developed by Beverly Sassoon International, LLC.

         * Upon the expiration of certain existing licenses granted by Ms. Sassoon to third parties related to the use of her name and likeness in the marketing and promotion of pet care products and slimming products, we will have the exclusive license to also utilize Ms. Sassoon's name and likeness in relation to these types of products.

         The term of this Exclusive License Agreement is 99 years, with a 99 year renewal at our option. We retain full control over the manufacturing, development and marketing of our products. Through Beverly Sassoon International, LLC., Ms. Sassoon and Mr. Sassoon will consult with us in the areas of product development and marketing, and we will utilize their names and/or likenesses in promoting certain of our products and in the development of certain of our brands. The consideration for the rights we received under this Exclusive License Agreement included:

         * Aggregate cash payment to Beverly Sassoon International, LLC of up to $200,000.

         * Issuance of 900,000 shares of our Common Stock to Beverly Sassoon International, LLC.

         * The future payment of royalties equal to the greater of 2% of gross revenues from the sales of any of our products which are marketed or distributed subject to the terms of the Exclusive License Agreement, or $25,000 per month. These royalty payments will end if either Summer Camp West Limited Partnership, a Georgia limited partnership controlled by Beverly Sassoon, Romana DOD Limited Partnership, a


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                  Georgia limited partnership controlled by Elan Sassoon or
                  Capital Distributors, LLC, which is controlled by Beverly Sassoon and Elan Sassoon, exercises certain options to purchase an aggregate of 4,850,000 shares of our Common Stock which are described in Item 8. Description of Securities which appears later in this Registration Statement.

         The foregoing is a summary of certain material terms of the Exclusive License Agreement and a copy of the Exclusive License Agreement is included as an exhibit to this Registration Statement. We encourage you to read this agreement in its entirety. See Part III., Item 1. Index to Exhibits.

         We anticipate that we will also seek to license the use of the names and likeness of other well-known individuals to assist us in the development, marketing and establishment of certain of our brands. We have not, however, entered into any discussions with any additional well-known individuals as of the date of this Registration Statement.

Marketing Consulting Agreements

         In September 1999, we entered into two separate Consulting Agreements to provide the Company with marketing services. The one (1) year Consulting Agreement with Viking Holding Company ("Viking"), provides that the consultant will provide management, network marketing strategic organization and structure recruiting experienced personnel and financial matters in connection with the general sales, marketing and operation of the Company's business and products, and expansion of services and products. The Company issued 200,000 shares of its Common Stock for the marketing services to be provided by Viking. The shares are subject to waiver and forfeiture, termination and cancellation in the event the Company has not within the term of the agreement (i) attained sales in excess of $5,000,000; and (ii) secured at least 5,000 distributors ("Performance Goals"). The Company may in its sole discretion, waive the satisfaction of the Performance Goals. The Shares will be held in escrow pending satisfaction of the performance goals.

         The eighteen (18) month Consulting Agreement with Hatteras Investment Company ("Hatteras") provides that the consultant will provide management, network marketing strategic organization and structure recruiting experienced personnel and financial matters in connection with the general sales, marketing and operation of the Company's business and products, and expansion of services and products. The Company issued 200,000 shares of its Common Stock for the marketing services to be provided by Hatteras. The shares are subject to waiver and forfeiture, termination and cancellation in the event the Company has not within the term of the agreement (i) attained sales in excess of $10,000,000; and (ii) secured at least 10,000 distributors ("Performance Goals"). The Company may in its sole discretion, waive the satisfaction of the Performance Goals. The Shares will be held in escrow pending satisfaction of the performance goals.

Competition

         We will be operating in a very competitive industry, dominated by national and international companies with well-established brands. Our primary competitors will be companies such as Amway, Avon Products, Inc. and Mary Kay, Inc., all of whom are better capitalized, have more experience in our industry and have established varying degrees of consumer loyalty. There are no assurances we will ever be successful in establishing our brands or penetrating our target markets.

Intellectual Property

         Under the terms of the Exclusive License Agreement, we have the rights to all trademarks, copyrights, trade names and other intellectual property related to the use of the names and likeness of Beverly Sassoon or Elan Sassoon for products marketed and distributed under the terms of that agreement. We are in the process of filing certain fictitious name applications with the state of Florida in order to conduct business under the names "Beverly Sassoon" and "Beverly Sassoon & Company" and are currently awaiting confirmation from the state. Ms. Sassoon and Mr. Sassoon have agreed to execute such additional documents as we deem reasonably necessary to register and protect these intellectual property rights. As we develop other trademarks, trade names, copyrights or other intellectual property rights, we may seek to protect these, as well as those related to Ms. Sassoon and Mr. Sassoon, by registration in the United States and other countries where these products may be marketed. Depending upon the development of our business, we may also wish to develop and market products which incorporate patented or patent-pending formulations, as well as products covered by design patents or other patent applications. While we may seek to protect our intellectual property, in general, there can be no assurance that our efforts to protect our intellectual property rights through copyright, trademark and trade secret laws will be effective to prevent misappropriation of our products. Our failure or inability to protect our proprietary rights could materially adversely affect our business, financial condition and results of operations.

Special Matters Related to Our Use of Independent Sales Representatives

         Because our independent sales representatives are will classified as independent contractors, and not as our employees, we are unable to provide them the same level of direction and oversight as our employees. While we have policies and rules in place governing the conduct of our independent sales representatives, and we will periodically review the sales tactics of these independent sales representatives, it is difficult to enforce our policies and rules for the independent sales representatives.

Government Regulation

         As our business strategy includes the development, marketing and distribution of a wide range of consumer products, we may from time to time become subject to compliance with various federal or state laws, rules and regulations related to these products, including regulation by the Food and Drug Administration and the Federal Trade Commission in the United States, as well as various


                                        5

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other federal, state and local or foreign regulatory authorities. Such regulations would relate principally to the ingredients, labeling, packaging and marketing of our products. It is also possible that certain of our products may also be classified as over-the-counter drugs. Additional regulatory requirements for such products would include additional labeling requirements, registration of the manufacturer and semi-annual update of the drug list. In the event we should fail to comply with the foregoing, or other as yet unidentified, federal and state laws, rules and regulations, our business and operations could be materially and adversely impacted.

         Our network marketing system is subject to a number of federal and state regulations administered by the FTC and various state agencies. Regulations applicable to network marketing organizations are generally directed at ensuring that product sales are ultimately made to consumers, and that advancement within such organizations be based on sales of the organizations' products rather than investments in the organizations or other non-retail sales related criteria. Various government agencies monitor direct selling activities, and we may be requested from time to time to supply information regarding our marketing plan to these agencies. Although we believe our network marketing system is in substantial compliance with the laws and regulation relating to direct selling activities, we cannot be certain that legislation and regulations adopted in particular jurisdictions in the future will not adversely affect our operations. In this regard, our policies and procedures were designed to be in compliance with the "Amway Decision," the rules by which most network marketing standards are measured. We could also be found to be in non-compliance with existing statutes or regulations as a result of, among other things, misconduct by our independent sales representatives, the ambiguous nature of certain regulations, and the considerable interpretative and enforcement discretion given to regulators. Any assertion or determination that we or our independent sales representatives are not in compliance with existing statutes or regulation could have a material adverse affect on our business and operations. In addition, an adverse determination by any one state could influence the decisions of regulatory authorities in other jurisdictions.

         We may also be subject to the risk of private party challenges to the legality of our network marketing system. For example, in Webster v. Omnitrition International, Inc., 79 F.3d 776 (9th Cir. 1996), the "multi-level marketing" program of Omnitrition International, Inc. was challenged in a class action by certain Omnitrition distributors who alleged that Omnitrition was operating an illegal "pyramid scheme" in violation of federal and state laws. We believe that our network marketing system satisfies the standards set forth in the Omnitrition case and other applicable statutes and case law defining a legal marketing system, in part based upon significant differences between our marketing system and that described in the Omnitrition case. However, the regulatory requirements concerning network marketing systems do not include "bright line" rules, and are inherently fact-based. An future challenge and subsequent adverse judicial determination with respect to our network marketing system could have a material adverse effect on our business and operations. Among other things, such a determination could require us to make modifications to our network marketing system and result in negative publicity. In addition, adverse rulings by courts in any proceedings challenging the legality of multi-level marketing systems, even in those not involving us, could have a material adverse effect on our business and operations.


                                        6

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Employees

         As of the date of this Registration Statement, we have three full time employees. As we implement our business plan, we anticipate we will be hiring additional full-time employees in the areas of sales and marketing.

Why We Filed This Registration Statement

         We are registering a class of securities on this Form 10-SB Registration Statement on a voluntary basis. We have no obligation to file a Form 10-SB Registration Statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon effectiveness of this Registration Statement we will voluntarily become subject to the reporting requirements of the Exchange Act in order to provide public information about us to our shareholders and other interested members of the general public. We will also endeavor to have our Common Stock approved for quotation on the OTC Bulletin Board following the effectiveness of this Form 10-SB. There can be no assurance, however, that even if our Common Stock is approved for quotation, that any meaningful public market in our Common Stock will develop. See Part II, Item 1., Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.

Availability of Additional Information

         This Registration Statement, as filed by us, can be read and copied at the public reference facilities maintained by the Securities and Exchange Commission (SEC) at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Registration Statement is also available to the public from commercial document retrieval services or via EDGAR on the SEC's Web site at www.sec.gov.

         Prior to the effective date of this Registration Statement, we were not subject to the reporting requirements of the Exchange Act and did not file quarterly and annual reports with the SEC. Commencing with the quarterly report for the period ending September 30, 1999, we will file these and other reports with the SEC. These reports can be accessed via EDGAR at the SEC's Web site, www.sec.gov. In addition, we will furnish our shareholders with annual reports containing audited financial statements, and may distribute quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

ITEM 2.           Management's Discussion and Analysis or Plan of Operations.

Plan of Operation.

         We are a development stage company and we have not engaged in any operations or had any revenues from operations since inception. In the next twelve months, we plan to undertake and complete the establishment of our distribution organization and a product roll-out of the skin care


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products which are partially the subject of the Exclusive Licensing Agreement, as well as identifying and securing the rights to additional product lines. In this first year we will also seek to develop and launch a Web site which will have the dual purpose of serving as an additional marketing tool for our products and providing various support services to our independent sales representatives. Lastly, during the next 12 months we plan to complete the establishment of our infrastructure and hire up to 30 additional employees in the areas of marketing, sales, management and operations. We intend to engage a fulfillment service to assist us in order processing and fulfillment, and a Web design firm to develop and host our Web site. We believe we currently have sufficient working capital to fund the above described undertakings planned for our next 12 months of operation.

ITEM 3.           Description of Property.

         Our principal offices will be located at 6501 N.W. Park of Commerce Boulevard, Suite 205, Boca Raton, Florida 33487. The Company has entered into a lease agreement with an unrelated third party for this location of approximately 4,251 square feet of commercial office space. The Company will relocate its principal offices to this location on November 1, 1999. The lease is for a term of five (5) years, commencing on November 1, 1999 and expiring on October 31, 2004. The Company will pay a $50,000 security deposit, to be paid $10,000 at lease execution and $40,000 prior to occupancy. The Company will pay a base rent, ranging from $5,313.75 per month to $5,977.25 per month over the term of the lease, along with its pro rata share of certain common area maintenance, operating expenses, taxes and insurance. While awaiting our relocation to our principal offices, the Company has conducted its business from our Chief Financial Officer's home located at 2909 South Ocean Boulevard, Apartment 1-C, Highland Beach, Florida 33348.

ITEM 4.          Security Ownership of Certain Beneficial Owners and Management.

         As of October 20, 1999, there are 4,778,200 shares of our Common Stock issued and outstanding. There are no shares of preferred stock currently issued and outstanding, and the outstanding warrants (see Item 8. Description of Securities below) are not presently exercisable. The following table sets forth, as of the close of business on October 20, 1999, (a) the name, address and number of shares of each person known by us to be the beneficial owner of more than five percent of our Common Stock; and (b) the number of shares of our Common Stock owned by each officer and director, and all officers and directors as a group, together with their respective percentage holdings of such shares. Unless otherwise indicated, the address for each person is 6501 N.W. Park of Commerce Boulevard, Suite 205, Boca Raton, Florida 33487.



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



            Name and                                    Amount of                             Percentage
           Address of                                  Beneficial                                 of
       Beneficial Owner(1)                         Ownership of Stock                            Class
-------------------------------------------------------------------------------------------------------------------
Stephanie McAnly(2)                                       33,333                                  *
Sonny Spoden(3)                                           25,000                                  *
Beverly Sassoon
   International, LLC (4)                                900,000                               18.8%
All Executive Officers
and Directors as a Group
(two people)(2)(3)                                        58,333                                1.2%

-----------

* less than one percent

         (1) Pursuant to Rule 13-d-3 under the Exchange Act, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

         (2) Includes 33,333 shares issuable upon exercise of options granted under the Company's 1997 Stock Option Plan exercisable for five (5) years at an exercise price of $2.50 per share. Does not include 66,667 shares issuable upon exercise of options which shall be granted and vest at a rate of 25,000 options on each August 19, 2001 and August 19, 2002 under the Company's 1997 Stock Option Plan which options will be exercisable for five (5) years at an exercise price equal to the then fair market value of the stock commencing upon vesting at 33,333 shares on August 19, 2000 and 33,334 shares on August 19, 2001.

         (3) Includes 25,000 shares issuable upon exercise of options granted under the Company's 1997 Stock Option Plan exercisable for five (5) years at an exercise price of $2.50 per share. Does not include 50,000 shares issuable upon exercise of options which shall be granted and vest at a rate of 25,000 options on each August 19, 2001 and August 19, 2002 under the Company's 1997 Stock Option Plan which options will be exercisable for five (5) years at an exercise price equal to the then fair market value of the stock commencing upon vesting at 25,000 shares on August 19, 2000 and 25,000 shares on August 19, 2001.

         (4) Beverly Sassoon International, LLC. is a Florida limited liability company whose principal place of business is P.O. Box 267145, Weston, FL 33326-7145. Beverly Sassoon, Elan Sassoon and Paul Lambert are the managing members and control persons of Beverly Sassoon International, LLC.

ITEM 5.           Directors, Executive Officers, Promoters and Control Persons.

         The following table sets forth information concerning our executive officers and directors Members of our Board of Directors will be elected at our annual meeting of shareholders, and will serve for one year or until their successors are elected and qualify. Our officers are elected by the Board of Directors, and their terms of office are at the discretion of the Board of Directors.

         Name                               Age                        Position
         ----                               ---                        --------

Stephanie McAnly                            56                Director and President

Celestine (Sonny) F. Spoden                 54                Director and Chief Financial Officer

         Ms. McAnly has been an officer and director since August 1999. Stephanie McAnly has served as the Company's President since August 19, 1999. From July 1998 through August 1999, Ms. McAnly held the position of Director of Marketing and Training for 1-800-PARTYSHop, Inc., a multilevel marketing company offering theme party supplies, gifts and accessories. She developed and implemented the 1-800-PARTYSHop, Inc. national training program, wrote the policy and training manuals and served as a seminar instructor nationwide. She was a Master Distributor and Corporate Trainer from April 1998 to July 1998 for Premier Plus, Inc., a multilevel marketing company promoting telecommunications products, travel packages and golf equipment. And previously, for the period of October 1995 to April 1998, Ms. McAnly was the Top Money Earner and Corporate Trainer for Strategic Telecom Systems, Inc., a multilevel marketing company promoting telecommunications products. She also served on the Strategic Telecom President's Advisory Board. From June 1985 through April 1996, Ms. McAnly was President of the corporation, The Bear Facts, Inc., a childcare center and preschool educational facility in DeSoto County, Florida. Ms. McAnly holds both a B.A. in English from the University of Florida and a B.A. in education from the University of South Florida.

         Mr. Spoden has been an officer and director since August 1999. From January 1996 until May 1999, Mr. Spoden was Chief Financial Officer of Easy Access International, Inc. (OTCBB: EZZZ), a publicly-owned holding company with subsidiaries engaged in the development, marketing, and distribution of telecommunication products and services. From 1993 until January 1996, Mr. Spoden was an independent business and financial advisor in Boca Raton, Florida. From 1969 until 1993, Mr. Spoden was employed by Ernst & Young LLP, and was a general partner and an accounting and auditing partner for the period 1982 to 1993. During his career with Ernst & Young LLP, Mr. Spoden was based in the Baltimore, Maryland office and the National office in New York City (1978 to 1980 and 1988 to 1993). Mr. Spoden received a B. S. with high honors, and a major in finance, from the University of Maryland in 1969, and has been licensed as a Certified Public Accountant in three states. For the period 1963 to 1967, Mr. Spoden served in the U. S. Navy, primarily with the Naval Security Group in Washington, D.C.

Employment Agreements

         In August 1999 we entered into employment agreements with Stephanie McAnly, our President, and Celestine (Sonny) Spoden, our Chief Financial Officer. The three year agreement with Ms. McAnly provides that we will pay her an annual base salary of $102,000 subject to


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


performance increases. Specifically, if we should report $15 million in sales during the first year of the agreement, her base salary will be increased by $24,000 annually for the remainder of the term; likewise, should we report $50 million in sales during the second year of the agreement, her base salary will be increased by an additional $24,000 for the final year of the agreement. As additional compensation, we paid Ms. McAnly a signing bonus of $10,000, and we granted her five year options under our 1997 Stock Option Plan to purchase up to 100,000 shares of our Common Stock at an exercise price of $2.50, vesting 33,333 options on the signing of the agreement, an additional 33,333 options on the first annual anniversary date of the agreement, and the remaining 33,334 options on the second annual anniversary date of the agreement. Subject to her continued employment with us, Ms. McAnly shall be granted options to purchase an additional 100,000 shares of our Common Stock at the then fair market value of the stock. These additional options shall be granted and shall immediately vest, at the rate of, subject to her continued employment, of 50,000 options on the second annual anniversary date of the agreement and the remaining 50,000 options on the third annual anniversary date of the agreement. These additional five year options will also be granted under our 1997 Stock Option Plan.

         The three year employment agreement with Mr. Spoden provides that we will pay him an annual base salary of $90,000 during the first year of the agreement, with the base salary for years two and three of the agreement to be mutually determined by Mr. Spoden and us. As additional compensation, we granted Mr. Spoden five year options under our 1997 Stock Option Plan to purchase up to 75,000 shares of our Common Stock at an exercise price of $2.50, vesting 25,000 options on each of the signing of the agreement, and the first and second annual anniversary date of the agreement. Subject to his continued employment with us, Mr. Spoden shall be granted options to purchase an additional 60,000 shares of our Common Stock at the then fair market value of the stock. These additional options shall be granted and shall immediately vest, at the rate of, subject to his continued employment, of 30,000 options on the second annual anniversary date of the agreement and 30,000 options on the third annual anniversary date of the agreement. These additional five year options will also be granted under our 1997 Stock Option Plan.

         The agreements also provide, among other things, for (i) participation in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives, and (ii) benefits in the event of disability and contain certain non-disclosure and non-competition provisions. Under the terms of the agreements, we may terminate the employment of Ms. McAnly or Mr. Spoden with cause, as defined in the agreement. To the extent that either Ms. McAnly or Mr. Spoden are terminated for cause, no severance benefits shall be paid.

         The foregoing is a summary of certain of the material terms of these employment agreements, copies of which are included as exhibits to this Registration Statement. We encourage you to read these agreements in their entirety. See Part III., Item 1. Index to Exhibits.

1997 Stock Option Plan

         Our 1997 Stock Option Plan ("Plan") was adopted by our Board of Directors and the holders of a majority of our issued and outstanding capital stock on October 1, 1997, effective as of that date. Under the Plan, we have reserved an aggregate of 1,000,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"), of which options to acquire an aggregate of 175,000 shares have been granted to Ms. McAnly and Mr. Spoden as discussed above. The purpose of the Plan is to encourage stock ownership by our officers, directors and key employees, and to give such persons a greater personal interest in our success and an added incentive. The Board of Directors will administer the Plan including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not so qualify ("Non-Qualified Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person, and receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares. Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the outstanding Common Stock must not be less than 110% of such fair market value as determined on the date of the grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Board of Directors. provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Common Stock, no more than five years after the date of the grant.

         The Plan provides that, if our outstanding shares are increased, decreased, exchanged or otherwise adjusted due to a share dividend, forward or reverse share split, recapitalization, reorganization, merger, consolidation, combination or exchange of shares, an appropriate and proportionate adjustment shall be made in the number or kind of shares subject to the Plan or subject to unexercised Plan Options and in the purchase price per share under such Plan Options. Any adjustment, however, does not change the total purchase price payable for the shares subject to outstanding Plan Options. In the event of our proposed dissolution or liquidation, a proposed sale of all or substantially all of our assets, a merger or tender offer for our shares of Common Stock, the Board of Directors may declare that each Option granted under this Plan shall terminate as of a date to be fixed by the Board of Directors; provided that not less than 30 days written notice of the date so fixed shall be given to each Eligible Person holding an Option, and each such Eligible Person shall have the right, during the period of 30 days proceeding such termination, to exercise his Option as to all or any part of the shares, including shares of stock as to which such Option would not otherwise be exercisable.

         The Plan provides that the Plan Options granted thereunder shall be exercisable from time to time in whole or in part, unless otherwise specified in the agreement representing the Plan Options or by the Board of Directors. Each Plan Option may be exercised in whole or in part at any time during the period from the date of the grant until the end of the period covered by the Plan Option period. The Plan provides that, with respect to Incentive Stock Options, the aggregate fair market value (determined as of the time the option is granted) of the shares of Common Stock, with respect to which Incentive Stock Options are first exercisable by any option holder during any calendar year (including all of our incentive stock option plans or any parent or any subsidiary which are qualified under Section 422 of the Internal Revenue Code of
1986) shall not exceed $100,000.

         All Plan Options are nonassignable and nontransferable, except by will or by the laws of descent and distribution, and during the lifetime of the optionee, may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than his death or disability or termination for cause, or if an optionee is not our employee but is a member of the Board of Directors and his service as a director is terminated for any reason, other than death or disability, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or 30 days following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date one year following the date of the optionee's death. If the optionee is permanently and totally disabled within the meaning of Section 22(c)(3) of the Internal Revenue Code of 1986, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the option or one year following the date of such disability.

         The Board of Directors may amend, suspend or terminate the Plan at any time. However, no such action may prejudice the rights of any optionee who has prior thereto been granted options under this Plan. Further, no amendment to this Plan which has the effect of (a) increasing the aggregate number of shares subject to the Plan (except for adjustments due to changes in our capitalization), or (b) changing the definition of "Eligible Person" under this Plan, may be effective unless and until approved by our stockholders in the same manner as approval of the Plan was required. Any such termination of the Plan shall not affect the validity of any Plan Options previously granted thereunder. Unless the Plan shall theretofore have been suspended or terminated by the Board of Directors, the Plan shall terminate on October 1, 2007.

         The foregoing is a summary of certain of the material terms of Plan, a copy of which is included as an exhibit to this Registration Statement. We encourage you to read the Plan in its entirety. See Part III., Item 1. Index to Exhibits.

ITEM 6.  Executive Compensation.

Cash Compensation

         The following table summarizes all compensation recorded by the Company in each of the last two fiscal years for the Company's Chief Executive Officer and each other executive officers serving as such whose annual compensation exceeded $100,000.

                                                                                Long - Term
                                    Annual Compensation                         Compensation Awards
                                    -------------------                         -------------------

Name and                                             Other Annual      Restricted  Options                All Other
Principal Position         Year     Salary  Bonus    Compensation       Stk Awds  SARs(#)        LTIP     Compen.
------------------         ----     ------  -----    ------------       --------  -------        ----     -------
Charles B. Pearlman        1998     $0               $0                0             0           0        0
President, Chief           1997     $0               $0                0             0           0        0
Executive Officer,
and Director(1)

-----------

         (1) Mr. Pearlman served as our Chief Executive Officer and a director from our inception in 1995 until August 1999.

                  OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1998

                                                    Individual Grants
                                                    -----------------
                No. of Securities                  % of Total Options
                Underlying                         Granted to Employees               Exercise     Expiration
Name            Options Granted                    in Fiscal Year                     Price        Date
-------------------------------------------------------------------------------------------------------------------
Charles B. Pearlman
President and Director(1)                    0                         0                0            0


-----------

         (1) Mr. Pearlman served as our President and a director from our inception in 1995 until August 1999.

           AGGREGATE OPTION EXERCISES IN YEAR ENDED DECEMBER 31, 1998
                           AND YEAR-END OPTION VALUES

                                                             No. of Securities
                                                            Underlying Options            Value of Unexercised
                           Shares                               Options at              In-the-Money options at
                         Acquired on        Value            December 31, 1998             December 31, 1998
        Name               Exercise       Realized     Exercisable         Unexercisable        Exercisable     Unexercisable
-----------------------------------------------------------------------------------------------------------------------------
Charles B. Pearlman
President, Chief
Executive Officer and
Director          (1)            0          n/a            n/a                 n/a                  n/a              n/a


-----------

         (1) Mr. Pearlman served as our Chief Executive Officer and a director from our inception in 1995 until August 1999.

ITEM 7.           Certain Relationships and Related Transactions.

         There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to us to own of record or beneficially more than five percent of our Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

ITEM 8.           Description of Securities.

         Our capitalization consists of 25,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, of which 4,778,200 shares of Common Stock and no shares of preferred stock were issued and outstanding as of October 20, 1999.

Common Stock

         The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of the shares are entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. The shares of Common Stock do not have cumulative voting rights or preemptive rights and there are no redemption or conversion privileges attached thereto. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by us and to participate ratably in the distribution of any assets legally available for distribution with respect to the Common Stock.

Preferred Stock

         The shares of preferred stock are issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. As of the date of this Registration Statement, we have not created any series of preferred stock.

Dividend Policy

         We have never paid cash dividends on our Common Stock and our present intention is to retain future earnings, if any, to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

Options and Warrants

         We presently have outstanding options to purchase 4,850,000 shares of our Common Stock, at an exercise price of $.001 per share, which are held by the following individuals and entity:

                  Holder                                      No. of Shares Underlying Warrant
                  ------                                      --------------------------------
                  Summer Camp West Limited
                    Partnership (1)                                    2,250,000
                  Romana DOD Limited Partnership (2)                   2,000,000
                  Capital Distributors, LLC (3)                          600,000

-----------

         (1) On August 19, 1999, options to purchase these shares were issued to Beverly Sassoon which she subsequently transferred to Summer Camp West Limited Partnership, a Georgia limited partnership controlled by Beverly Sassoon.
         (2) On August 19, 1999, options to purchase these shares were issued to Elan Sassoon which he subsequently transferred to Romana DOD Limited Partnership, a Georgia limited partnership controlled by Elan Sassoon.
         (3) Capital Distributions, LLC is a Florida limited liability company controlled by Beverly Sassoon and Elan Sassoon.

         The terms of these options provide that they are exercisable for a two year period commencing on the earlier of August 19, 2001 or the 18th month anniversary date of the date on which our securities are first traded on The Nasdaq Stock Market, Inc. or other national exchange. The OTC Bulletin Board is not considered a "national exchange" and, accordingly, these options will not become exercisable by their terms should we succeed in obtaining a quotation of our Common Stock on the OTC Bulletin Board. In the event that all or any of these options are exercised, the royalty payments payable by us under the Exclusive License Agreement described above shall terminate.

         We granted the holders of these options piggy-back registration rights during the exercise period should we file one or more registration statements under the Securities Act for a public offering of our equity or debt securities. The exercise price for the options may be paid by cashier's or official bank check or by the delivery of an unexercised portion of the option to the Company for cancellation having a market value, as determined by the spread as of the date of Common Stock underlying the option, equal to the aggregate exercise price of the portion of the option desired to be then exercised. These options contain customary anti-dilution provisions in the event of a stock split, stock dividend or other recapitalization, and the holders cannot sell, transfer, pledge or otherwise encumber the options without our prior written consent except the holder may transfer any or all of his or her options to members of such holder's immediate family, which shall include spouse and children and grandchildren over the age of 21 or in trust for the benefit of any such persons or any members of the holder's immediate family under the age of 21 so long as, in either case, the trustee is over the age of 21. In addition, the holders of the options have pre-emptive rights until August 19, 2001.

         The foregoing is a summary of certain of the material terms of these options, copies of which are included as exhibits to this Registration Statement. We encourage you to read these options in their entirety. See Part III., Item 1. Index to Exhibits.

Convertible Debentures

         The Board of Directors has approved the issuance of convertible debentures in the principal amount not to exceed $2 million dollars which may be sold from time to time by us. As of October 20, 1999, the Company has sold $795,000 in the form of a convertible debenture. The convertible debenture bears no interest and is due and payable on October 11, 2002. We do not have the right to prepay the principal amount. All, but not less then all of the convertible debentures are convertible into shares of our Common Stock at a conversion price of $5.00 per Share, subject to stock splits, stock dividends, rights offerings by the Company in certain combinations, capitalizations, distributions and other similar events. In the event that we decline to repay in full, the convertible debenture will be automatically converted. The convertible debentures provide certain restrictions on the Company, unless prior written consent is received by a majority of the holders of the convertible debentures. Such actions the Company is restricted to take without the approval of a majority of the debentures are: (i) declaring, ordering or paying any dividends; (ii) redeeming any securities; (iii) adjusting the salary and benefits of employees that are officers of the corporation; (iv) selling all or substantial assets of the Company; (v) undertaking a merger, consolidation, liquidation or capitalization;
(vi) increasing or decreasing the number of directors of the Company; (vii) commencing any new business venture, new office, or investment or acquisition of any new entity which would require an investment of $25,000 or more; (viii) authorize or issue new Shares of Common Stock of the Company; (ix) entering into or approving any agreement or contract for the purchase of goods, services or other items between the Company, a shareholder or a member of a shareholder's immediate family; or (x) entering into a contract for employment or for a consultant.

Florida Anti-Takeover Statutes; Indemnification

         Florida has enacted legislation that may deter or frustrate a take-over of a Florida corporation. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). The Florida law permits the our Articles of Incorporation to require that we indemnify our directors, officers, employees and agents.

                                     PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters

         There has never been any public market for shares of our Common Stock. Following the effectiveness of this Registration Statement, we intend seek a market maker who is a broker-dealer and a member of the National Association of Securities Dealers, Inc. who will submit an application for quotation of our Common Stock on the OTC Bulletin Board. As of the date of this Registration Statement, we have not identified the market maker. We do not know if we will be successful in inducing a market maker to make such application, or if our Common Stock will be accepted for quotation on the OTC Bulletin Board. Even if our Common Stock is accepted for quotation, no assurance can be given that any market will develop or, if developed, will be sustained. If a public market ever develops in the future, the sale of unregistered and restricted shares of our Common Stock pursuant to Rule 144 of the Securities Act by our management may have a substantial adverse impact on any such public market.

Penny Stock Considerations

         Assuming our Common Stock is ever publicly-traded, we may become subject to certain rules related to "penny stocks" as adopted by the SEC, and trading in our Common Stock would become subject to broker-dealer practices in connection with transactions in penny stocks which are regulated by certain rules adopted by the SEC. Penny stocks are generally defined as equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks, and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction will receive, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares of Common Stock may be subject to these penny stock rules, in which event our shareholders will in all likelihood find it difficult to sell their securities.

Rule 144 Considerations

         All of the 4,778,200 shares of Common Stock issued and outstanding, are restricted securities as defined under Rule 144 of the Securities Act, and may only be sold under Rule 144 or otherwise under an effective Registration Statement or an exemption from registration, if available. Rule 144 provides, in part, that a person who is not our affiliate (an officer, director or principal shareholder) and who holds restricted securities for a period of one year may sell all or part of such securities in ordinary brokerage transactions, subject to certain volume limitations and the availability of current public information on the Company. Likewise, our affiliates who have held restricted securities for a period of at least two years may sell such securities in ordinary brokerage transactions, subject to both volume limitations and availability of current public information on the company. We cannot predict the effect, if any, that any such sales of Common Stock, or the availability of such Common Stock for sale, may have on the market value of our Common Stock prevailing from time to time, assuming a market develops for the shares, of which there can be no assurance. Sales of substantial amounts of Common Stock by our shareholders, particularly if they are our affiliates, could have a material adverse effect upon the market value of our Common Stock. As of the date of this Registration Statement, 3,431,200 shares of our outstanding Common Stock are restricted shares for which the applicable holding periods have expired. Any future sale of such shares by our shareholders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our Common Stock in any market that might develop.

Holders

         The number of record holders of shares of our Common Stock as of the date of this Registration Statement is approximately 67.

ITEM 3.         Legal Proceedings.

                Not Applicable.

ITEM 4.         Changes in and Disagreements with Accountants.

                Not Applicable.

ITEM 5.         Recent Sales of Unregistered Securities.

         On July 14, 1995, we issued 7,431,200 shares of our common stock to 16 individuals and entities for services rendered in the formation of the Company, 4,000,000 of which were returned to the Company on August 19, 1999 for cancellation in connection with the resignation of former management and the transaction relating to the Exclusive License Agreement.

         Between October 1998 and January 1999, we sold an aggregate of 18,800 shares of our Common Stock to 47 persons who were either accredited or otherwise sophisticated investors with whom we had pre-existing relationships and access to relevant information concerning the Company in a private placement exempt from registration under the Securities Act in reliance on Section 4(2) and Rule 506 of Regulation D of the Securities Act. We received gross proceeds of $470 in this transaction. We did not utilize the services of an underwriter and we paid no commissions or other compensation for sales made in this private placement.

         On August 19, 1999, we issued 900,000 shares of our Common Stock to Beverly Sassoon International, L.L.C. in connection with entering into the Exclusive License Agreement. Inasmuch as Beverly Sassoon International, L.L.C. had a preexisting relationship with us and access to relevant information concerning us, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) of the Securities Act.

         On August 19, 1999, the Company issued 28,200 Shares of its Common Stock to Atlas, Pearlman, Trop & Borkson, P.A. for legal services. Inasmuch as Atlas, Pearlman, Trop & Borkson, P.A. had a preexisting relationship with us and access to relevant information concerning us, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In September, 1999, the Company issued an aggregate of 200,000 shares to Viking Holding Company, in connection with a certain business, advisory and other marketing consulting services to be performed on behalf of the Company. Inasmuch as the consultant had a preexisting relationship with us and access to relevant information concerning us, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In September, 1999, the Company issued an aggregate of 200,000 shares to Hatteras Investment Company in connection with a certain business, advisory and other marketing consulting services to be performed on behalf of the Company. Inasmuch as the consultant had a preexisting relationship with us and access to relevant information concerning us, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In October 1999, the Company issued a convertible debenture in an aggregate principal amount of $795,000 to one (1) accredited investor. The investor had a preexisting relationship with us and access to relevant information concerning us, and, accordingly, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

ITEM 6.         Indemnification of Directors and Officers.

         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. Our Articles of Incorporation and Bylaws provide that the we shall indemnify our directors and officers to the fullest extent permitted by the Florida Business Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

         Following are our (i) audited financial statements for the years ended December 31, 1998 and 1997 and the period from July 14, 1995 (date of inception) to December 31, 1998, including the independent auditors' report, the balance sheets as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from inception to December 31, 1998, and (ii) compiled financial statements for the six months ended June 30, 1999 and 1998 and the period from July 14, 1995 (date of inception) to June 30, 1999, including the accountants' report, the balance sheets as of June 30, 1999 and 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the six months then ended and for the period from inception to June 30, 1999.

                      INTERNATIONAL COSMETICS MARKETING CO.







                          AUDITED FINANCIAL STATEMENTS




                 For the Years Ended December 31, 1998 and 1997 and the Period From July 14, 1995 (Date of Inception) to December 31, 1998

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)






                                    CONTENTS
                                    --------






INDEPENDENT AUDITORS' REPORT                                         F-1
----------------------------


FINANCIAL STATEMENTS
--------------------


         BALANCE SHEETS                                              F-2


         STATEMENTS OF OPERATIONS                                    F-3


         STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY               F-4


         STATEMENTS OF CASH FLOWS                                    F-5


NOTES TO FINANCIAL STATEMENTS                                        F-6-12
-----------------------------

                          LONDON WITTE & COMPANY, P.A.
                      3101 NORTH FEDERAL HIGHWAY, SUITE 700
                            FORT LAUDERDALE, FL 33306




                          INDEPENDENT AUDITORS' REPORT


To the Stockholders of
INTERNATIONAL COSMETICS MARKETING CO.


We have audited the accompanying balance sheet of International Cosmetics Marketing Co. (a development stage company) as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the period from inception to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Cosmetics Marketing Co.(a development stage company) as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended and for the period from inception to December 31, 1998 in conformity with generally accepted accounting principles.


/s/ LONDON WITTE & COMPANY, P.A.

LONDON WITTE & COMPANY, P.A.
Certified Public Accountants

September 1, 1999, except for Note 8,
As to which the date is October 11, 1999



                     INTERNATIONAL COSMETICS MARKETING CO.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           December 31, 1998 and 1997


                                   A S S E T S

                                                                            1998       1997
                                                                          --------   --------
CURRENT ASSETS
  Cash                                                                     $   240    $     0
                                                                          --------   --------
    TOTAL CURRENT ASSETS                                                       240          0
                                                                          --------   --------

    TOTAL ASSETS                                                           $   240    $     0
                                                                          ========   ========


       L I A B I L I T I E S A N D S T O C K H O L D E R S ' E Q U I T Y


LIABILITIES                                                                $     0    $     0
                                                                          --------   --------

STOCKHOLDERS' EQUITY
  Common stock, par value $.001 per share;
    25,000,000 shares authorized; 7,441,600
    shares issued and outstanding                                            7,442      7,431
  Preferred stock, par value $.001 per share;
    5,000,000 shares authorized; no shares
    issued and outstanding                                                       0          0
  Additional paid-in capital                                                   764        365
  Deficit accumulated during the development
    stage                                                                   (7,966)    (7,796)
                                                                          --------   --------

    TOTAL STOCKHOLDERS' EQUITY                                                 240          0
                                                                          --------   --------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $   240    $     0
                                                                          ========   ========

See accompanying notes to financial statements and independent auditors' report.


                     INTERNATIONAL COSMETICS MARKETING CO.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 1998 and 1997
   and the Period From July 14, 1995 (Date of Inception) to December 31, 1998



                                                                INCEPTION
                                                                   TO
                                      1998          1997          1998
                                  -----------   -----------   -----------
REVENUES                          $         0   $         0   $         0


OPERATING EXPENSES:
  General and administrative              170           165         7,966
                                  -----------   -----------   -----------
    NET LOSS BEFORE INCOME TAXES         (170)         (165)       (7,966)

INCOME TAX EXPENSE (BENEFIT)                0             0             0
                                  -----------   -----------   -----------

    NET LOSS                      $      (170)  $      (165)  $    (7,966)
                                  ===========   ===========   ===========


NET LOSS PER SHARE - BASIC          (0.000023)    (0.000022)
                                  ===========   ===========


WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
    Basic                           7,441,600     7,431,200
                                  ===========   ===========



See accompanying notes to financial statements and independent auditors' report.



                     INTERNATIONAL COSMETICS MARKETING CO.
                         (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 For the Years Ended December 31, 1998 and 1997
   and the Period From July 14, 1995 (Date of Inception) to December 31, 1998



                                                  COMMON STOCK AND                   TOTAL
                                                  CAPITAL IN EXCESS  ACCUMULATED  STOCKHOLDERS'
                                          SHARES     OF PAR VALUE      DEFICIT       EQUITY
                                          ------     ------------      -------       ------

BALANCES AT JULY 14, 1995                        0   $        0    $        0    $        0
  Issuance of common stock
  for organizational costs               7,431,200        7,431             0         7,431
  Contributions of capital                       0          200             0           200
  Net Loss                                       0            0        (7,631)       (7,631)
                                       -----------   ----------    ----------    ----------
BALANCES AT DECEMBER 31, 1996            7,431,200        7,631        (7,631)            0
  Contributions of capital                       0          165             0           165
  Net Loss                                       0            0          (165)         (165)
                                       -----------   ----------    ----------    ----------

BALANCES AT DECEMBER 31, 1997            7,431,200        7,796        (7,796)            0
  Issuance of common stock
  at $.025 per share                        10,400          260             0           260
  Contribution of capital                        0          150             0           150
  Net Loss                                       0            0          (170)         (170)
                                       -----------   ----------    ----------    ----------

BALANCES AT DECEMBER 31, 1998            7,441,600   $    8,206    $   (7,966)   $      240
                                       ===========   ==========    ==========    ==========

See accompanying notes to financial statements and independent auditors' report.



                     INTERNATIONAL COSMETICS MARKETING CO.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1998 and 1997
   and the Period From July 14, 1995 (Date of Inception) to December 31, 1998


                                                               INCEPTION
                                                                  TO
                                            1998       1997      1998
                                         ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                               $    (170) $    (165) $  (7,966)
                                         ---------  ---------  ---------

  Adjustments to reconcile net
  loss to net cash used by
  operating activities                           0          0          0
                                         ---------  ---------  ---------

  Net cash used by operating activities       (170)      (165)    (7,966)
                                         ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash used by investing activities          0          0          0
                                         ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Contributions of capital                     150        165        515
  Proceeds from common stock issuance          260          0      7,691
                                         ---------  ---------  ---------

  Net cash provided by financing
    activities                                 410        165      8,206
                                         ---------  ---------  ---------

NET INCREASE (DECREASE) IN CASH                240          0        240
CASH AND EQUIVALENTS, BEGINNING                  0          0          0
                                         ---------  ---------  ---------

CASH AND EQUIVALENTS, ENDING             $     240  $       0  $     240
                                         =========  =========  =========

See accompanying notes to financial statements and independent auditors' report.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Nature of Operations

International Cosmetics Marketing Co. (formerly CindyCo, Inc.) is a Florida corporation formed on July 14, 1995. The Company is in the development stage and has no operating history. The subsistence of the Company is dependent upon sufficient proceeds being raised through financing or capital contributions. The Company intends to develop, market and distribute a broad range of consumer products in the areas of skin care and cosmetic, nutrition and human wellness products, various apparel and other goods.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of these financial statements, the Company considers all unrestricted highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Income Taxes

Deferred tax assets and liabilities are determined based upon differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of evidence available, it is more likely than not that some or all of the deferred tax assets will not be realized.

Financial Statement Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)
------------------------------------------------------------

Loss Per Share

Basic net income (loss) per common share is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share reflects the maximum dilution that would have resulted from the assumed exercise related to dilutive securities and is computed by dividing net income (loss) by the weighted average number of common shares and all dilutive securities outstanding. No dilutive securities existed as of the balance sheet dates.


NOTE 2 - COMMON AND PREFERRED STOCK
-----------------------------------

Common Stock

The Company is authorized to issue 25,000,000 shares of common stock with a per share par value of $.001. On July 14, 1995, the Board of Directors authorized the issuance of 7,431,200 common shares in exchange for organizational services valued at $7,431.20. Subsequent to the balance sheet date, as a part of the transactions described in Note 8, 4,000,000 of these shares were returned to and canceled by the Company.

Between October 1998 and February 1999, the Company sold 18,800 shares of common stock to various individuals pursuant to Rule 506 of Regulation D of the Securities Act at $.025 per share, for a total of $470 (10,400 shares for total of $260 as of December 31, 1998).

Each share of common stock entitles its owner to one vote. The common shares carry no preemptive rights and are not redeemable. Cumulative voting is not permitted.

Preferred Stock

The Company has authorized the issuance of 5,000,000 shares of preferred stock with a par value of $.001 per share, bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine. No shares of preferred stock have been issued.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



NOTE 3 - STOCK OPTION PLAN
--------------------------

On October 1, 1997, the Board of Directors and shareholders approved a stock option plan entitled the "1997 Stock Option Plan" (the "plan"). Under the plan, the Company has reserved an aggregate of 1,000,000 shares of common stock for issuance pursuant to options granted under the plan. The Stock Options Committee of the Board of Directors of the Company will administer the plan. Options granted under the plan may either be options qualifying as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified options. The term and recipient of each option granted under the plan, and the manner in which it may be exercised, will be determined by the Board of Directors or the Stock Option Committee. No plan options have been granted as of December 31, 1998.


NOTE 4 - DEFERRED TAXES
-----------------------

Under current tax law, all start up costs must be amortized over a period of not less than 60 months, starting with the month in which business commences. As of December 31, 1998 and 1997, the amount of start up costs was $7,431.20. Since operations have not commenced as of December 31, 1998, these costs are a non-amortizable asset for income tax reporting purposes. Based on the evidence available, the Company has provided a valuation allowance to offset any deferred tax asset arising from the future tax benefits from the amortization of its start up costs.


NOTE 5 - LEASES
---------------

On November 1, 1999, the Company entered into a lease agreement with an unrelated third party to rent approximately 4,251 square feet of commercial office space at 6501 N.W. Park of Commerce Boulevard, Suite 205, Boca Raton, Florida for its principal offices. The lease is for a term of 5 years, commencing on November 1, 1999 and expiring on October 31, 2004. The Company will pay a $50,000 security deposit, to be paid $10,000 at lease execution and $40,000 prior to occupancy. The Company will pay a base rent, ranging from $5,313.75 per month to $5,977.25 per month over the term of the lease, along with it's pro rata share of certain common area maintenance, operating expenses, taxes and insurance.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



NOTE 5 - LEASES (cont'd)
------------------------

Minimum Future Lease Payments

                  1999                                               $ 10,628
                  2000                                                 63,765
                  2001                                                 64,190
                  2002                                                 66,758
                  2003                                                 69,428
                  2004                                                 59,773
                                                                     --------
                  Total                                              $334,542
                                                                     ========



NOTE 6 - NON-MONETARY TRANSACTIONS
----------------------------------

Certain founders of the Company performed organizational services and incurred certain costs during the initial formation of the Company. On July 14, 1995, the Board of Directors authorized the issuance of an aggregate of 7,431,200 shares of common stock for these services, 4,000,000 of which were subsequently returned to the Company for cancellation in connection with the transactions described in Note 8.


NOTE 7 - RELATED PARTY TRANSACTIONS
-----------------------------------

Refer to Note 6, which describes the issuance of founder shares of the Company's common stock for organizational services. No other related party transactions occurred during the period of these financial statements.


NOTE 8 - SUBSEQUENT EVENTS
--------------------------

On August 19, 1999, the Company entered into an Exclusive License Agreement with Beverly Sassoon International, LLC, Ms. Beverly Sassoon and Mr. Elan Sassoon. The agreement granted the Company the following rights: 1) an exclusive license to utilize Ms. Sassoon's name and likeness with the manufacturing, promotion and sale of certain products, 2) an

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997




NOTE 8 - SUBSEQUENT EVENTS
--------------------------

exclusive license to utilize Mr. Sassoon's name and likeness with the manufacturing, promotion and sale of certain products, 3) an exclusive, worldwide license to manufacture, market and distribute certain skin care products developed by Beverly Sassoon International, LLC, and 4) upon the expiration of certain existing licenses granted by Ms. Sassoon to third parties related to the use of her name and likeness in the marketing and promotion of pet care and slimming products, the exclusive license to utilize Ms. Sassoon's name and likeness with regards to these types of products. The term of this Exclusive License Agreement is 99 years, with a 99 year renewal at the Company's option.

The Company will retain full control over the manufacturing, development and marketing of the Company's products. Also, Ms. Sassoon and Mr. Sassoon, through Beverly Sassoon International, LLC, will consult with the Company in connection with product development and marketing. As consideration for the rights granted under this agreement, Beverly Sassoon International, LLC will receive a payment of $150,000 and an aggregate of up to $50,000 of payments for certain expenses and 900,000 shares of the Company's common stock.

The Company will pay future royalty payments equal to the greater of 2% of gross revenues from sales of any products which are marketed or distributed under the terms of the Exclusive License Agreement, or $25,000 per month. These royalty payments will end if Summer Camp West Limited Partnership, a Georgia limited partnership controlled by Beverly Sassoon, Romana DOD Limited Partnership, a Georgia limited partnership controlled by Elan Sassoon and/or Capital Distributors, LLC, a Florida limited liability company controlled by Beverly Sassoon and Elan Sassoon exercise certain options to purchase 4,850,000 shares of the Company's common stock. The options are exercisable for a period of two years commencing on the earlier of August 19, 2001 or the 18th month anniversary of the date the Company's securities are first traded on the Nasdaq Stock Market in the following quantities: 1) 2,250,000 shares for Summer Camp West Limited Partnership, 2) 2,000,000 shares for Romana DOD Limited Partnership, 3) 600,000 shares for Capital Distributors, LLC.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997



NOTE 8 - SUBSEQUENT EVENTS (cont'd)
-----------------------------------

As stated above in Note 6, subsequent to the balance sheet date, certain founders returned 4,000,000 shares of the Company's common stock to the Company for cancellation.

Subsequent to the above referenced transactions, the Company issued a total of 400,000 shares of the Company's common stock to consultants for future services and 28,200 shares to counsel for the Company for legal services rendered.

The 400,000 shares of stock issued to consultants were issued pursuant to consulting agreements with Hatteras Investment Company and Viking Holding Company, which were entered into in September 1999. The Company agreed to issue 200,000 shares of common stock to each consultant as compensation for future services. The consultants will provide advice to and consult with the Company relating to management, network marketing, strategic planning, corporate organization and structure, recruiting experienced personnel and financial matters relating to the Company's general sales, marketing and operations.

The term of the agreement with Hatteras Investment Company is for 18 months from the date of the agreement and may be extended for an additional 18 months subsequent to the original term upon the mutual agreement of both parties. Shares of stock issued as compensation for this agreement are subject to termination and cancellation in the event that within 18 months after this agreement the Company has not attained sales in excess of $10,000,000 and the Company does not have at least 10,000 distributors.

The term of the agreement with Viking Holding Company is for 12 months from the date of the agreement and may be renewed subsequent to the original term for an additional 12 months upon the written mutual consent of both parties. Shares of stock issued as compensation for this agreement are subject to termination and cancellation in the event that within 12 months after this agreement the Company has not attained sales in excess of $5,000,000 and the Company does not have at least 5,000 distributors.

In August 1999, the Company changed its name from CindyCo, Inc. to International Cosmetics Marketing Co. At the same time, the original officer and director resigned, and the Company's current officers and directors were elected to their current positions.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997


NOTE 8 - SUBSEQUENT EVENTS
--------------------------

On August 19, 1999, the Company entered into an Employment Agreement with its President for a term of three years. The Company will pay the Employee a base salary of $102,000 per year. In the event that the Company has $15 million in sales during the first year, the base salary will be increase $24,000 for the second year, and in the event that the Company has $50 million in sales during the second year, the base salary will be increased an additional $24,000 for the third year. The Company has granted the Employee, subject to certain vesting provisions, 100,000 options to purchase shares of the Company's common stock at an exercise price of $2.50 per share under the 1997 Stock Option Plan discussed in Note 3. The options are exercisable for a period of five years from the date of vesting, subject to continued employment with the Company. The Employee may also be granted an additional 100,000 options to purchase, subject to certain restrictions, shares of the Company's common stock at fair market value at the date of the grant.

On August 19, 1999, the Company also entered into an Employment Agreement with its Chief Financial Officer for a term of three years. The Company will pay the Employee a base salary of $90,000 per year. The Company has granted the Employee, subject to certain vesting provisions, 75,000 options to purchase shares of the Company's common stock at an exercise price of $2.50 per share under the 1997 Stock Option Plan discussed in Note 3. The options are exercisable for a period of five years from the date of vesting, subject to continued employment with the Company. The Employee may also be granted an additional 60,000 options to purchase, subject to certain restrictions, shares of the Company's common stock at fair market value at the date of the grant.

In August 1999, The Board of Directors authorized and approved the private offering of up to $2,000,000 principal amount of 0% convertible debentures to finance its business plan. Each debenture issued is due and payable in full three years from the date of issuance and is convertible into shares of the Company's common stock at a conversion price of $5.00 per share, subject to adjustment in certain circumstances. As of October 11, 1999, $795,000 of debentures have been sold.

                      INTERNATIONAL COSMETICS MARKETING CO.







                          UNAUDITED FINANCIAL STATEMENTS




                   For the Six Months Ended June 30, 1999 and
   1998 and the Period From July 14, 1995 (Date of Inception) to June 30, 1999

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)







                                    CONTENTS
                                    --------






ACCOUNTANTS' REPORT                                                     F-13
-------------------



FINANCIAL STATEMENTS
--------------------


         BALANCE SHEETS                                                 F-14


         STATEMENTS OF OPERATIONS                                       F-15


         STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY                  F-16


         STATEMENTS OF CASH FLOWS                                       F-17


NOTES TO FINANCIAL STATEMENTS                                           F-18-21
-----------------------------

                          LONDON WITTE & COMPANY, P.A.
                      3101 NORTH FEDERAL HIGHWAY, SUITE 700
                            FORT LAUDERDALE, FL 33306




                               ACCOUNTANTS' REPORT


To the Shareholders
INTERNATIONAL COSMETICS MARKETING CO.

The accompanying balance sheet of International Cosmetics Marketing Co. (a development stage company) as of June 30, 1999 and 1998 and the related statements of operations, changes in stockholders' equity, and cash flows for the six months then ended and for the period from inception to June 30, 1999 were not auditied by us and, accordingly, we do not express an opionion on them.


/S/ LONDON WITTE & COMPANY, P.A.

LONDON WITTE & COMPANY, P.A.
Certified Public Accountants

September 1, 1999, except for Note 3,
As to which the date is October 11, 1999


                     INTERNATIONAL COSMETICS MARKETING CO.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                      June 30, 1999 and December 31, 1998
                                  (Unaudited)

                                   A S S E T S

                                                   June 30,     December 31,
                                                     1999          1998
                                                 ----------    ------------
CURRENT ASSETS
  Cash                                           $      450      $      240
  Deferred offering costs                             9,340               0
                                                 ----------      ----------

    TOTAL CURRENT ASSETS                              9,790             240
                                                 ----------      ----------

    TOTAL ASSETS                                 $    9,790      $      240
                                                 ==========      ==========

       L I A B I L I T I E S A N D S T O C K H O L D E R S ' E Q U I T Y

CURRENT LIABILITIES
  Accrued expenses                               $    9,340      $        0
                                                 ----------      ----------

    TOTAL CURRENT LIABILITIES                         9,340               0
                                                 ----------      ----------

STOCKHOLDERS' EQUITY
  Common stock, par value $.001 per share;
    25,000,000 shares authorized; 7,450,000
    shares issued and outstanding                     7,450           7,442
  Preferred stock, par value $.001 per share;
    5,000,000 shares authorized; no shares
    issued and outstanding                                0               0
  Additional paid-in capital                          1,116             764
  Deficit accumulated during the development
    stage                                            (8,116)         (7,966)
                                                 ----------      ----------

    TOTAL STOCKHOLDERS' EQUITY                          450             240
                                                 ----------      ----------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $    9,790      $      240
                                                 ==========      ==========


See accompanying notes to financial statements.



                     INTERNATIONAL COSMETICS MARKETING CO.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                  For the Periods Ended June 30, 1999 and 1998
     and the Period From July 14, 1995 (Date of Inception) to June 30, 1999
                                  (Unaudited)

                                                                INCEPTION
                                                                   TO
                                    June 30,      June 30,      June 30,
                                      1999          1998          1999
                                  -----------   -----------   -----------
REVENUES                          $         0   $         0   $         0


OPERATING EXPENSES:
  General and administrative              150           150         8,116
                                  -----------   -----------   -----------

    NET LOSS BEFORE INCOME TAXES         (150)         (150)       (8,116)

INCOME TAX EXPENSE (BENEFIT)                0             0             0
                                  -----------   -----------   -----------

    NET LOSS                      $      (150)  $      (150)  $    (8,116)
                                  ===========   ===========   ===========


NET LOSS PER SHARE - BASIC          (0.000020)    (0.000020)
                                  ===========   ===========


WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING:
    Basic                           7,450,000     7,431,200
                                  ===========   ===========


See accompanying notes to financial statements.


                     INTERNATIONAL COSMETICS MARKETING CO.
                         (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  For the Periods Ended June 30, 1999 and 1998
     and the Period From July 14, 1995 (Date of Inception) to June 30, 1999
                                  (Unaudited)


                                               COMMON STOCK AND                    TOTAL
                                               CAPITAL IN EXCESS  ACCUMULATED  STOCKHOLDERS'
                                       SHARES    OF PAR VALUE       DEFICIT       EQUITY
                                       ------- -----------------  -----------  ------------
BALANCES AT JULY 14, 1995                     0     $       0    $       0    $       0
  Issuance of common stock
  for organizational costs            7,431,200         7,431            0        7,431
  Contribution of capital                     0           200            0          200
  Net Loss                                    0             0       (7,631)      (7,631)
                                     ----------    ----------    ---------    ---------
BALANCES AT DECEMBER 31, 1996         7,431,200         7,631       (7,631)           0
  Contribution of capital                     0           165            0          165
  Net Loss                                    0             0         (165)        (165)
                                     ----------    ----------    ---------    ---------

BALANCES AT DECEMBER 31, 1997         7,431,200         7,796       (7,796)           0
  Issuance of common stock
  at $.025 per share                     10,400           260            0          260
  Contribution of capital                     0           150            0          150
  Net Loss                                    0             0         (170)        (170)
                                     ----------    ----------    ---------    ---------

BALANCES AT DECEMBER 31, 1998         7,441,600         8,206       (7,966)         240
  Issuance of common stock
  at $.025 per share                      8,400           210            0          210
  Contribution of capital                     0           150            0          150
  Net Loss                                    0             0         (150)        (150)
                                     ----------    ----------    ---------    ---------

BALANCES AT JUNE 30, 1999             7,450,000     $   8,566    $  (8,116)   $     450
                                     ==========    ==========    =========    =========


See accompanying notes to financial statements.



                     INTERNATIONAL COSMETICS MARKETING CO.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  For the Periods Ended June 30, 1999 and 1998
     and the Period From July 14, 1995 (Date of Inception) to June 30, 1999
                                  (Unaudited)

                                                                      INCEPTION
                                                                          TO
                                                 June 30,   June 30,   June 30,
                                                   1999       1998       1999
                                                ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                      $    (150) $    (150) $  (8,116)
                                                ---------  ---------  ---------
  Adjustments to reconcile net loss to net
  cash used by operating activities:

    Changes in operating assets and liabilities:
      Deferred offerring costs                     (9,490)         0     (9,490)
      Accrued expenses                              9,490          0      9,490
                                                ---------  ---------  ---------

  Net cash used by operating activities              (150)      (150)    (8,116)
                                                ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash used by investing activities                 0          0          0
                                                ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Contribution of capital                             150        150        665
  Proceeds from common stock issuance                 210          0      7,901
                                                ---------  ---------  ---------

  Net cash provided by financing
    activities                                        360        150      8,566
                                                ---------  ---------  ---------

NET INCREASE (DECREASE) IN CASH                       210          0        450
CASH AND EQUIVALENTS, BEGINNING                       240          0          0
                                                ---------  ---------  ---------

CASH AND EQUIVALENTS, ENDING                    $     450  $       0  $     450
                                                =========  =========  =========


See accompanying notes to financial statements.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                                  (Unaudited)

NOTE 1 - GENERAL
----------------

The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the Company's financial position.

The information contained in these financial statements should be read in conjunction with the Notes to the Company's Financial Statements for the year ended December 31, 1998.


NOTE 2 - DEFERRED OFFERING COSTS
--------------------------------

Deferred offering costs represent costs incurred pending completion of a proposed public offering.


NOTE 3 - SUBSEQUENT EVENTS
--------------------------

On August 19, 1999, the Company entered into an Exclusive License Agreement with Beverly Sassoon International, LLC, Ms. Beverly Sassoon and Mr. Elan Sassoon. The agreement granted the Company the following rights: 1) an exclusive license to utilize Ms. Sassoon's name and likeness with the manufacturing, promotion and sale of certain products, 2) an exclusive license to utilize Mr. Sassoon's name and likeness with the manufacturing, promotion and sale of certain products, 3) an exclusive, worldwide license to manufacture, market and distribute certain skin care products developed by Beverly Sassoon International, LLC, and 4) upon the expiration of certain existing licenses granted by Ms. Sassoon to third parties related to the use of her name and likeness in the marketing and promotion of pet care and slimming products, the exclusive license to utilize Ms. Sassoon's name and likeness with regards to these types of products. The term of this Exclusive License Agreement is 99 years, with a 99 year renewal at the Company's option.

The Company will retain full control over the manufacturing, development and marketing of the Company's products. Also, Ms. Sassoon and Mr. Sassoon, through Beverly Sassoon International, LLC, will consult with the Company in connection with product development and marketing. As

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                                  (Unaudited)

NOTE 3 - SUBSEQUENT EVENTS (cont'd)
-----------------------------------

consideration for the rights granted under this agreement, Beverly Sassoon International, LLC will receive a payment of $150,000 and an aggregate of up to $50,000 of payments for certain expenses and 900,000 shares of the Company's common stock.

The Company will pay future royalty payments equal to the greater of 2% of gross revenues from sales of any products which are marketed or distributed under the terms of the Exclusive License Agreement, or $25,000 per month. These royalty payments will end if Summer Camp West Limited Partnership, a Georgia limited partnership controlled by Beverly Sassoon, Romana DOD Limited Partnership, a Georgia limited partnership controlled by Elan Sassoon and/or Capital Distributors, LLC, a Florida limited liability company controlled by Beverly Sassoon and Elan Sassoon exercise certain options to purchase 4,850,000 shares of the Company's common stock. The options are exercisable for a period of two years commencing on the earlier of August 19, 2001 or the 18th month anniversary of the date the Company's securities are first traded on the Nasdaq Stock Market in the following quantities: 1) 2,250,000 shares for Summer Camp West Limited Partnership, 2) 2,000,000 shares for Romana DOD Limited Partnership, 3) 600,000 shares for Capital Distributors, LLC.

Subsequent to the balance sheet date, certain founders returned 4,000,000 shares of the Company's common stock to the Company for cancellation.

Subsequent to the above referenced transactions, the Company issued a total of 400,000 shares of the Company's common stock to consultants for future services and 28,800 shares to counsel for the Company for legal services rendered.

The 400,000 shares of stock issued to consultants were issued pursuant to consulting agreements with Hatteras Investment Company and Viking Holding Company, which were entered into in September 1999. The Company agreed to issue 200,000 shares of common stock to each consultant as compensation for future services. The consultants will provide advice to and consult with the Company relating to management, network marketing, strategic planning, corporate organization and structure, recruiting experienced personnel and financial matters relating to the Company's general sales, marketing and operations.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                                  (Unaudited)


NOTE 3 - SUBSEQUENT EVENTS (cont'd)
-----------------------------------

The term of the agreement with Hatteras Investment Company is for 18 months from the date of the agreement and may be extended for an additional 18 months subsequent to the original term upon the mutual agreement of both parties. Shares of stock issued as compensation for this agreement are subject to termination and cancellation in the event that within 18 months after this agreement the Company has not attained sales in excess of $10,000,000 and the Company does not have at least 10,000 distributors.

The term of the agreement with Viking Holding Company is for 12 months from the date of the agreement and may be renewed subsequent to the original term for an additional 12 months upon the written mutual consent of both parties. Shares of stock issued as compensation for this agreement are subject to termination and cancellation in the event that within 12 months after this agreement the Company has not attained sales in excess of $5,000,000 and the Company does not have at least 5,000 distributors.

In August 1999, the Company changed its name from CindyCo, Inc. to International Cosmetics Marketing Co. At the same time, the original officer and director resigned, and the Company's current officers and directors were elected to their current positions.

On August 19, 1999, the Company entered into an Employment Agreement with its President for a term of three years. The Company will pay the Employee a base salary of $102,000 per year. In the event that the Company has $15 million in sales during the first year, the base salary will be increase $24,000 for the second year, and in the event that the Company has $50 million in sales during the second year, the base salary will be increased an additional $24,000 for the third year. The Company has granted the Employee, subject to certain vesting provisions, 100,000 options to purchase shares of the Company's common stock at an exercise price of $2.50 per share under the 1997 Stock Option Plan. The options are exercisable for a period of five years from the date of vesting, subject to continued employment with the Company. The Employee may also be granted an additional 100,000 options to purchase shares, subject to certain restrictions, of the Company's common stock at fair market value at the date of the grant.

                      INTERNATIONAL COSMETICS MARKETING CO.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             June 30, 1999 and 1998
                                  (Unaudited)

NOTE 3 - SUBSEQUENT EVENTS (cont'd)
-----------------------------------

On August 19, 1999, the Company also entered into an Employment Agreement with its Chief Financial Officer for a term of three years. The Company will pay the Employee a base salary of $90,000 per year. The Company has granted the Employee, subject to certain vesting provisions, 75,000 options to purchase shares of the Company's common stock at an exercise price of $2.50 per share under the 1997 Stock Option Plan. The options are exercisable for a period of five years from the date of vesting, subject to continued employment with the Company. The Employee may also be granted an additional 60,000 options to purchase, subject to certain restrictions, shares of the Company's common stock at fair market value at the date of the grant.

In August 1999, The Board of Directors authorized and approved the private offering of up to $2,000,000 principal amount of 0% convertible debentures to finance its business plan. Each debenture issued is due and payable in full three years from the date of issuance and is convertible into shares of the Company's common stock at a conversion price of $5.00 per share, subject to adjustment in certain circumstances. As of October 11, 1999, $795,000 of debentures has been sold.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit                    Description of Document
-------                    -----------------------

3(i)                       Articles of Incorporation, as amended
3(ii)                      By-Laws
4(i)                       Option to Purchase Common Stock held by
                           Beverly Sassoon
4(ii)                      Option to Purchase Common Stock held by
                           Elan Sassoon
4(iii)                     Option to Purchase Common Stock held by
                           Capital Distributors, LLC.
4(iv)                      Form of Convertible Debenture
10(i)                      Exclusive License Agreement dated as of August 19,
                           1999 by and between Beverly Sassoon, Elan Sassoon,
                           Beverly Sassoon International, LLC and International
                           Cosmetics Marketing Co.
10(ii)                     Employment Agreement dated as of August 19, 1999
                           by and between International Cosmetics Marketing
                           Co. and Stephanie McAnly
10(iii)                    Employment Agreement dated as of August 19, 1999
                           by and between International Cosmetics Marketing
                           Co. and Sonny Spoden
10(iv)                     1997 Stock Option Plan
10(v)                      Consulting Agreement between the Company and Viking
                           Holding Company
10(vi)                     Consulting Agreement between the Company and Hatteras
                           Investment Company
10(vii)                    Office Lease between International Cosmetics
                           Marketing Co. and Brookwood Meridian Partners Ltd.
                           dated September 9, 1999

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 INTERNATIONAL COSMETICS MARKETING CO.

                                 By: /s/ Stephanie McAnly
                                 ------------------------
                                         Stephanie McAnly, President and
                                         Principal Executive Officer


Date: October 22, 1999